Exhibit 1

Media release

Release date: 14 July 2008

Westpac buys the Tongan Government stake in Westpac Bank of Tonga

Westpac Banking Corporation (Westpac) and the Government of Tonga announced today that Westpac has acquired the Government’s 40 per cent stake in Westpac Bank of Tonga giving Westpac outright ownership.

Westpac and the Government of Tonga agreed to the sale after the Government decided to sell its equity in Westpac Bank of Tonga as part of a broader divestiture program.  The acquisition aligns with Westpac’s growth strategy in the Pacific and its commitment to the region.

Westpac’s General Manager Pacific Banking Jane Kittel said Westpac was pleased to increase its investment in Tonga by acquiring the Government’s 40 per cent share at a fair market price.

 “This transaction signals Westpac’s continued commitment to Tonga for the long-term. Our continued success in the region will be linked to helping support the continued growth and prosperity of the local community.

“Westpac remains committed to playing an important role in the continued recovery of the Tonga economy and in rebuilding investor and business confidence in the Kingdom.”

Hon. Afu’alo Matoto, Minister for Finance & National Planning, Public Enterprise & Information, said the Government of Tonga acknowledges that the banking industry has reached maturity and therefore active participation in one bank is no longer required.

“It is important that Government investment be divested to provide a level playing field for the industry. The Government acknowledges and appreciates the contribution that Westpac has been providing over the years to the banking industry in Tonga and the overall development of the country.

“It wishes Westpac all the best in the future in Tonga and the strong relationship that it has with Westpac over the years is expected to continue; and contribution to the growth of the economy will be maintained,” Hon. Afu’alo Matoto said.

Westpac has been in Tonga since 1974. Westpac’s South Pacific operations cover the Cook Islands, Fiji, Samoa, Solomon Islands, Tonga, Vanuatu and Papua New Guinea. There are now nearly 50 Westpac branches and agencies operating on their behalf and 65 ATMs throughout the South Pacific. Westpac employs more than 1100 people in the region.

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For further information, contact:

Jane Counsel
Senior Media Relations Manager

Phone: (02) 8254 3443

Email:  janecounsel@westpac.com.au

Westpac Banking Corporation Incorporated in Australia — ABN 33 007 457 141.